

April 10, 2020

Tarek Robbiati
Chief Financial Officer
Hewlett Packard Enterprise Company
6280 America Center Drive
San Jose, CA 95002

>   **Re: Hewlett Packard Enterprise Company**
>   **Form 10-K for Fiscal Year Ended October 31, 2019**
>   **Filed December 13, 2019**
>   **Item 2.02 Form 8-K dated March 3, 2020**
>   **File No. 001-37483**

Dear Mr. Robbiati:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Item 2.02 Form 8-K dated March 3, 2020

Exhibit 99.1, page 1

1.   Please revise your disclosure to provide a quantitative reconciliation for your non-GAAP gross margin and free cash flow to their most directly comparable GAAP financial measures as required by Item 10(e)(1)(i)(B) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services